245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 22, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity California Municipal Trust II (the trust): File Nos. 033-42890 and 811-06397

Fidelity California Municipal Money Market Fund (currently named Fidelity California AMT Tax-Free Money Market Fund) (the fund)

Post-Effective Amendment No. 59

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 59 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class of Fidelity California Municipal Money Market Fund (currently known as Fidelity California AMT Tax-Free Money Market Fund).  This filing contains the Prospectus and Statement of Additional Information for a new class of the fund.

On July 14, 2022, the trust’s board of trustees approved the merger of Fidelity California Municipal Money Market Fund with and into Fidelity California AMT Tax-Free Money Market Fund to take place on or about September 16, 2022.  Effective after the close of business on September 16, 2022, Fidelity California AMT Tax-Free Money Market Fund will be renamed Fidelity California Municipal Money Market Fund and the fund’s existing retail class will be renamed Premium.  The filing herewith of a new class of the fund reflects the anticipated name change of the fund.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of September 20, 2022.  We request your comments by August 17, 2022.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group